EXHIBIT 99.1

Mogo Announces Results of its Annual General Meeting of Shareholders

Vancouver, British Columbia, June 30, 2025 – The annual general meeting of shareholders (the "Meeting") of Mogo Inc. (NASDAQ: MOGO) (TSX: MOGO;) ("Mogo" or the "Company"),  a digital wealth and payments business, was held today via live audiocast online and the Company is pleased to announce that all resolutions put forward, being the election of directors, the appointment of the auditors of the Company, and the renewal of the Company’s stock option plan and all unallocated options thereunder, were approved. Each of the matters voted upon at the Meeting is discussed in detail in the Company’s management information circular dated June 4, 2025 (the “Circular”), which can be found under the Company’s profile on SEDAR+ (www.sedarplus.ca).

The total number of votes cast by shareholders by proxy or online at the Meeting was 9,529,647 votes, representing 38.94% of the Company's outstanding shares as at May 23, 2025. The voting results are detailed below.

Election of Directors

The nominees listed in the Circular were elected as directors of Mogo. Detailed results of the vote are as follows:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Feller	6,744,975	97.55	169,436	2.45
Gregory Feller	6,744,490	97.54	169,921	2.46
Alex Shan	5,947,760	86.02	966,651	13.98
Christopher Payne	4,720,033	68.26	2,194,378	31.74
Kees van Winters	4,709,670	68.11	2,204,742	31.89
Kristin McAlister	4,710,470	68.13	2,203,942	31.87

Appointment of Auditor

MNP LLP was re-appointed as auditor of the Company until the next annual general meeting of shareholders of the Company at remuneration to be fixed by the Company's board of directors. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
9,496,273	99.65	33,373	0.35

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Approval of Unallocated Options

The Company’s Stock Option Plan and all unallocated options under the Company’s Stock Option Plan were renewed. Detailed results of the vote are as follows:

Votes For	% Votes For	Votes Against	% Votes Against
5,384,086	77.87	1,530,325	22.13

The Company has filed a report of voting results on all resolutions voted upon at the Meeting under its profile on SEDAR+ at https://www.sedarplus.ca/

About Mogo

Mogo Inc. (NASDAQ:MOGO; TSX:MOGO) is a financial technology company with three distinct business lines: wealth, lending, and payments. Our mission is to provide consumers with innovative financial solutions that drive long-term financial health and success. We operate with a differentiated approach in each business, leveraging technology, behavioral science, and financial tools to create unique value propositions in our respective markets.

Our wealth and lending businesses are focused on the Canadian market, where we are the only subprime consumer lender that also offers a holistic wealth and investing solution. This unique integration is designed to help consumers transition from borrowing and debt to long-term wealth building. Separately, our payments business is operated through Carta Worldwide, a wholly owned subsidiary that provides modern card issuing and processing solutions, primarily in Europe.

For further information:

Investor Relations

investors@mogo.ca

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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